Part III: **Manner of Operations**

    Item 4:   **Hours of Operations**

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Dates and Hours of Operation

BOATS operates each evening before the NYSE Trade Reporting Facility ("TRF") is open so that trades executed on the ATS can be reported.

Subscribers/sponsored access clients may submit orders to the ATS at 6:15 p.m. ET on the days of operation of the ATS. Matching in NMS Stocks on the ATS occurs from 8:00 p.m. to 4:00 a.m. ET the following day, i.e., during Operating Hours, the TRF is open for trade reporting on that following day. For example, the ATS operates from Sunday evening at 8:00 p.m until 4:00 a.m. ET on Monday, and trades executed during that session are reported to the TRF before 8:15 a.m. ET on that Monday. However, the ATS does not conduct a trading session beginning at 8:00 p.m. ET on Friday, because the TRF is unavailable for the reporting of trades on Saturday. Likewise, there is no trading session on Christmas Eve because the TRF is not open on Christmas, but there could be an overnight trading session beginning on Christmas night if the TRF is open and available for trade reporting on the following day.

BOATS operating session is overnight from 8:00 p.m. ET to 4:00 a.m. ET, dependent on the availability of the NYSE Trade Reporting Facility ("TRF") to report trades the following trading day. For example, the ATS operates on Sunday evening from 8:00 p.m. ET until 4:00 a.m. ET on Monday. However, BOATS does not conduct a trading session on Fridays from 8:00 p.m. ET to 4:00 a.m. ET Saturdays because the TRF is not available to report trades on Saturday. Likewise, there is no trading session on Christmas Eve because the TRF is not open on Christmas, but BOATS may operate in its overnight trading session beginning on Christmas night if the TRF is open and available for trade reporting on the following day.

On the days of operation, Subscribers/sponsored access clients may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET. At 4:00 a.m. ET, BOATS no longer accepts orders, however matching may still occur after 4:00 a.m. ET while BOATS clears any resting orders in the order book. Trades executed during BOATs overnight session are reported to the TRF before 8:05 a.m. ET following the hours of operation.

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

On the days of operation, Subscribers/sponsored access clients may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET. ~~Subscribers/Sponsored Access Clients may enter orders beginning at 6:15 p.m. ET on the days that the ATS is open for business.~~

BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET. BOATS employs a 20% price band during its trading session. Orders entered into the ATS prior to the beginning of, and during the trading session that are priced at more than 20% away from the reference price for that NMS Stock, the ATS rejects the order. Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt (Subscribers must inform their Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.